Wednesday, April 14, 2010
CEO Ken Chenault, Esq.
American Express
200 Vesey St
NYC, NY  10281
Subject: You violated SEC rules on misleading statements to Shareholder Proposals in reply to my Shareholder Proposal of April 27, 2009.
Dear Ken,

	I seek written permission to attend the April 26, 2010 American Express Shareholder meeting in NYC, since Amex stopped me under court order from attending the 2007 meeting, and with it, also filing with the SEC.

	Since this matter has been coming up since 2007, can we have a colloquy
on  the subject?    I wish Secretary of the Corporation Carol Schwartz, Esq.
to  investigate and compel you to reply.   I intend to file this as a
complaint to  the SEC.  At the bottom of the letter, I list the applicable
Code of Conduct  pages which state that Ken and others are subject to
investigation for making a   misleading statement in reply to

	Here's what I said to you in the April 2009 Shareholder meeting

"Let me put it simply. I was a nine year employee of American Express working for a new manager who in 1998 sexually harassed me. Then and seven years later you violated Amex's code of conduct by retaliating and cost me a new job. The Amex code of conduct is not working for me and chances are it's not working for a lot of people."
[AXP-Transcript-2009-04-27T14_00.pdf]

	You opposed my Shareholder Proposal by saying to me (in essence) that the Code works, and that the integrity and values of the employees at Amex are good, and that Steve Norman did one heck of a job. That is true, if you ignore the facts. I was not speaking of the 60,000 Amex employees in general, but rather the group of 5-10 employees in particular involved in my case where Qing breached the June 2000 Amex-Lindner Contract, lied about doing so for 4 years, got paid salary and bonuses for covering it up instead of reporting it to his manager Ash Gupta, now the President of Banking at Amex, and Jason Brown, Esq. who informed me face-to-face in February 2006 that Qing admitted to Jason that Qing said "I don't think Peter Lindner can work at American Express" and Jason promptly denied saying that to me via responding to my email that night, and then both Jason and Qing admitted those facts under oath in January 2009.

	I asked Amex on 4/27/2009 for the transcript and video of your remarks of the April 27 2009 meeting and did not get them for 9 months. But now I have the transcript, and you, sir, have violated the rules of the Securities and Exchange Commission 14a-8 on making misleading statements on Shareholder Proposals. You have also violated the Amex Code of Conduct which holds every employee including you responsible for fixing a problem and reporting the ethical dilemma to the Secretary of the Corporation (in this case, Carol Schwartz, Esq.).

CAROL SCHWARTZ: Please compel Ken to answer these questions, as the Code of Conduct says you are empowered to investigate and that all such requests must be cooperated with. The Code of Conduct says on page 1 that there are no exceptions for anyone including Ken, you [Carol], Jason, Ash working for Amex, regardless of your function, and earlier it says you [Ken, Carol] are "personally accountable for delivering on [Amex's] commitments":

"We must uphold these standards in all of our dealings with each other and our stakeholders-including our customers, shareholders, vendors, other business  partners and government regulators. ... No waivers or exceptions to the Code will be made under any circumstances for anyone working on American Express's behalf, regardless of job function."

	Finally, I have prepared the topics on which I wish to speak, as a courtesy so that you and your staff can research the matter and be prepared to give an educated response, and perhaps post these answers on the web in advance, so that we can have Amex's Shareholders know what the issues are.

	The topics are in detail:

1.	Why not revise the Amex Code of Conduct ("Code")

2.	Did Qing Lin, who reported to Ash Gupta, now the President of Banking at Amex, violate the Code in March 2005 by breaching the June 2000 Amex-Lindner Contract signed by his manager Ash, and not report his possible conflict of interest in hating me and wanting to give "any information" to FischerJordan and also in not telling FischerJordan to contact Human Resources (HR), as required by 13 of the June 2000 Amex-Lindner Contract?

3.	What did you know and when did you know it about this matter, considering that both Qing and Jason Brown, Esq. (Amex's Sr. VP in Amex's General Counsel Office) said under oath in January 2009 that Qing gave "any information" to FischerJordan in 2005, and that Qing explained it to Jason by saying that he told FischerJordan "I don't think Peter Lindner can work at American Express"?

4.	Were you aware that I asked Secretary of the Corporation Stephen
Norman, Esq. in December 2005 to look into these possible Code violations, and that he assigned Jason to look into it?

5.	Were you aware that I asked FischerJordan's Boaz Salik (who had spoken to Qing) whether Boaz would reveal all details if someone high up in Amex would directly ask him? And that Boaz said that Secretary of the Corporation Stephen Norman, Esq. would be sufficiently high up? And that Mr. Norman refused to do so, and instead said that Jason would?

6.	Were the managers of Jason, Qing, and Mr. Norman aware of these possible  Code  violations?

7.	Were you aware at the April 2009 Shareholder meeting where I told you that I informed Mr. Gupta and Mr. Norman in 2005, and they did nothing to ask Qing - even as minimal as ask Qing to sit down for 1 hour in a room by himself and write a memo to Jason as to what Qing said or did not say to
FischerJordan?:    "Well Mr. Ken Chenault Esquire -- you know that the Amex
code of conduct is not working. So does Ash Gupta, the president of banking at Amex. In 1998 and in 2005 and still in 2009, Amex violated its code of conduct that applies to all employees, including Mr. Gupta and you, Mr.
Chenault.     Let me put it simply. I was a nine year employee of American
Express working for a new manager who in 1998 sexually harassed me. Then and seven years later you violated Amex's code of conduct by retaliating and cost me a new job. The Amex code of conduct is not working for me and chances are it's not working for a lot of people." [AXP-Transcript-2009-04-27T14_00.pdf]

8.	Did you authorized your attorneys to deceive the Southern District of
New York Court in April 2009 by telling USDJ Koeltl that Amex did not stop me from communicating with the Securities and Exchange Commission prior to 2009, when in fact Amex did so in April 2007? Did you ask your attorneys to check if this is true or not? Hint: Ms. Jean Park, Esq. of Kelley Drye & Warren LLP did ask that of Magistrate Judge Katz in April 2007.

9.	Did you know that NY Judiciary Law  section 487 makes it a (criminal)
misdemeanor for an attorney to intend to deceive a Court in NY State, subject to treble damages in civil court? Do you feel that, under attorney's advice, such a law does not apply to Amex's attorneys' statements in Federal Court, and thus they do not need to comply with it?

10.	Do you feel that Qing and Ash Gupta, now the President of Banking at
Amex,  did not  ever discuss this matter prior to the April 2009 Shareholder
meeting?   On what do you  base that knowledge?

11.	According to the Code, since Amex offered me $75,000, which I accepted in the June 2000 Amex-Lindner Contract, do you feel that it's okay for the VP (who caused the problem in 1998 by alleged sexual harassment of me) should be allowed to breach this contract signed by Amex and then cover it up? Do you feel that Ash has any responsibility to look into it, after he was informed by certified letter in 2005 and 2006?

12.	Do you feel that it is good Shareholder and Securities and Exchange
Commission practice to videotape and audiotape Shareholder meetings, but against the standards of fair play and openness, refuse to allow me to get the DVD (which I paid for) of Qing's and Jason's admission?

13.	Given that you are a lawyer and CEO in NY State, do you feel that you either intentionally or unintentionally lied to Amex's Shareholders when you said that the Code works, instead of saying you're not familiar with the issue, or that the Code did not work for me and for Qing and for Jason?
Here's what  you said:    "Thank you, Mr. Lindner. Let me say I have full
confidence in the Company's code of conduct and the integrity and values of our employees, for Steve who handled this from an administrative channel." [Ibid.]

14.	Do you feel that employee Shareholders who own about $500million dollars of Amex stock should not be forewarned of my Shareholder Proposal, so that they can think about it, and perhaps vote for it, instead of having Secretary of the Corporation Carol Schwartz, Esq. announce in the Amex preliminary filing of March 2, 2010 that she plans to vote those shares "AGAINST" my proposal?

15.	Do you feel there's a parallel between the Catholic Church's cover-up of the alleged sexual harassment by Priests of 200 deaf children in Wisconsin and Amex's protection and cover-up of Qing for his actions which violate the Amex Code and the June 2000 Amex-Lindner Contract signed by Ash and Amex?

16.	Given that the Code applies to future, present and past possible ethical conflicts, have Jason, Ash, Carol Schwartz, Mr. Norman, and you consulted with their managers about this matter of a conflict of interest and possible violation of law and of Amex's June 2000 Amex-Lindner Contract?

17.	Given that Amex's Risk Management Group headed by Ash believe in data based  decision making, did Amex look at the data?

18.	Given that Amex took several billions of dollars of TARP money from the
USA, did Amex not only possibly violate Title VII of the Civil Rights Act of 1964, but also Title VI for Government vendors?

19.	In June 2009, I had a problem with my PC which was covered by Amex's
Double Warranty, and Amex did not stand behind the warranty after twice trying to fix the fatally flawed PC - was this retaliation against me?

20.	Given that last year the vote was 900million to 2,000, wouldn't it be appropriate to allow shareholders sufficient time to vote after hearing my speech, especially since web voting stops 3 days before the meeting?

21.	Can we put all this information on the web and/or file it with the SEC so  that the  Shareholders can decide?

Looking forward to your prompt response (at least on the contours of how you plan to respond),

      Sincerely yours,

Peter W. Lindner
1 Irving Place, #G-23-C
NYC, NY 10003
Home/Fax: 212-979-9647
Cell:     917-207-4962
Email:    nyc10003@nyc.rr.com



MEMO OF LAW, SO TO SPEAK, FOR SECRETARY OF THE CORPORATION CAROL SCHWARTZ,
ESQ.

Ms. Schwartz:

Here are the sections of the Amex Code of Conduct which I say authorizes you to investigate Ken's violations, as well as the cover-up by Qing and by Jason Brown for 4 years. I also list for Ken and you, since you are both lawyers, the SEC excerpt on misleading statements on Shareholder Proposals.


Sincerely yours,


Peter W. Lindner
1 Irving Place, #G-23-C
NYC, NY 10003
Home/Fax: 212-979-9647
Cell:     917-207-4962
Email:    nyc10003@nyc.rr.com



LIST OF CODE OF CONDUCT EXCERPTS:

Ms. Schwartz, there are several places in the code that compel Ken to answer, specifically page 5 "You [Ken Chenault and Jason Brown] are expected to participate, when asked, in any investigations of misconduct." If Jason Brown is still an Amex VP in Amex's General Counsel's Office, he must reconcile why he denied Qing's statement to me "I don't think Peter Lindner can work at American Express" in March 2006's email to me, but then did not include it in his report to Secretary of the Corporation Stephen Norman, and did not report it to his manager, and then acknowledged it under oath in January 2009. And Ken has to account for making a misleading statement to the Shareholders in April 2009 that Steve did a good investigative job, and that the employees (e.g. Qing, Jason, and Ash) did have integrity and values as per the Code of Conduct.

1.	Page 49 of the Amex Code of Conduct on "Where To Seek Help And Report
Concerns" "To disclose potential conflicts of interest or other Code matters, contact the Corporate Secretary's Office."

2.	page 48:  "-How would I feel if it were broadcast on the nightly news?
-Could it be viewed or interpreted as inappropriate or unethical?"

3.	page 40: "INTEGRITY We uphold the highest standards of integrity in all of  our actions."

4.	page 24: "Communicating with the Public about American Express To protect our Company's information and ensure it is released to the public accurately and consistently, only designated spokespersons may communicate with the  public on behalf of American Express. ... In addition, only members of the Communications Department within CA&C, or individuals they designate, are authorized to represent or publicly discuss our Company on the Internet. You may not post information about or participate in conversations regarding our Company on external websites-including blogs, discussion boards, social media sites or any other publicly available online resources-without prior approval from CA&C. For more information, please see our External Communications and Investor Relations Policy."

5.	page 16: "A: Most likely, yes, but Bill should disclose this potential conflict of interest to  the Corporate Secretary"

6.	page 14: "Conf licts of Interest We must avoid all real or potential conflicts between our personal interests and  those of American Express. ...
conflict between our personal interests and the interests of our Company. ...
If a conflict or potential conflict arises, you must disclose it immediately to your leader or the Corporate Secretary."

7.	page 9: "Our Commitment To Each Other Freedom from Harassment We are expected to promote a work environment free from harassment ... "Harassment" includes offensive behavior ... intimidating or hostile work environment. Conduct ... verbally, whether it's done in person or by other means (such as harassing notes or emails),"

8.	page 8: "Diversity and Equal Employment Opportunity We must support our
Company's commitment to diversity and equal employment  opportunity.
....[including] sexual orientation"

9.	page 5: which includes your vendor Jean Park, Esq. of Kelley Drye &
Warren LLP who tried to stop me from attending the April 2009 Amex Shareholder meeting after Secretary of the Corporation Stephen Norman gave permission for me to attend: "Where To Seek Help And Report Concerns Making Reports If you have reason to believe that any American Express employee, or anyone working on our Company's behalf, may have engaged in ethical or legal misconduct, you have a duty to your colleagues and our Company to
report your concerns. Doing so helps   our Company to address issues and
prevent future misconduct. ... You are  expected to participate, when asked, in any investigations of  misconduct."

10.	page 4: "Where To Seek Help And Report Concerns ... *	The Corporate
Secretary"

11.	page 2: "Our Shared Responsibilities ...If we find ourselves in a situation where customary conduct is at odds with the Code, Company policy and/or local laws or regulations, we must comply with the more stringent standard. If you're unsure which rule to follow, seek guidance from your leader, your Compliance Officer or the General Counsel's Office. ... Our
Leaders' Responsibilities Leaders must also be alert to any situations or actions that may violate the letter or spirit of the Code or Company policy, or may damage our Company's reputation. It is important that they take immediate action to address such situations. When leaders receive reports of a situation that is unethical or potentially damaging to our Company's reputation, or suspect that one exists, they must promptly notify their Compliance Officer and work to resolve the issue. Resolution of the issue may also involve consultation with the appropriate subject matter expert."

12.	Page 1: "We must uphold these standards in all of our dealings with each  other and our  stakeholders-including our customers, shareholders, vendors,  other business  partners and government regulators. ... No waivers or exceptions to the Code will be made under any circumstances for anyone working on American Express's behalf, regardless of job function."

13.	Page iii: "Integrity We uphold the highest standards of integrity in all  of our actions. ... Personal Accountability We are personally accountable for  delivering on our commitments."

14. Page i, Ken writes and signs his name that increased scrutiny requires you to resolve and correct violations. Moreover, Ms. Jean Park knew in March 2008 when she turned over in evidence discovery that Jason Brown recorded that Qing said "I don't think Peter Lindner can work at American Express" and yet she asked me if I were using drugs and perhaps had an auditory hallucination to make me think that Qing violated the June 2000 Amex-Lindner Contract. This question by Ms. Park is a form of retaliation against my good faith effort in July 2005 and February 2006 to report what Qing said, and Ms. Park retaliated to have it look like I hallucinated Qing's actions and words:

"This is more important now than ever before, as corporate business practices are increasingly scrutinized and regulation of our industry intensifies. ... [The Code of Conduct is] to assist you in resolving potentially troublesome issues and contact information to help you seek advice. ... The principles of the Code apply to  everyone at
American Express, regardless of job function or  seniority. Each of us
must do our part to prevent or correct   violations. ... Our Company
will treat reports of violations confidentially, and no one who reports a suspected violation in good faith will be subject to retaliation for making such a report."

All of these page numbers are in the Amex Code of Conduct, which is found on:

http://phx.corporate-
ir.net/External.File?item=UGFyZW50SUQ9MTI1MDJ8Q2hpbGRJRD0tMXxUeXBlPTM=&t=1



LINDNER SUMMARY TO KEN ON SEC BASIS FOR MISLEADING STATEMENTS ON MY SHAREHOLDER PROPOSAL

Wednesday, April 14, 2010

Dear Ken,

I believe you made a misleading statement in the April 2009 Shareholder's Meeting in response to my Shareholder Proposal on a Truth Commission regarding Amex's Code of Conduct, with regard to EEOC. You basically said it was good, the people were good, and Secretary of the Corporation Steve (Stephen Norman) was good. All 3 are incorrect, if you were referring to the same incidents I was talking about. Of course, if you were just
engaged in puffery, like saying   "Amex is the best in the world" or 'this is
the best hamburger,' then you might
be forgiven.

	But the SEC and the Amex Code of Conduct both have higher standards. Given that Qing Lin resigned or was fired some two weeks after I raised that fact in the meeting that Qing violated the June 2000 Amex-Lindner Contract in March/April 2005, and covered it up with the aid of Amex VP Jason Brown, Esq., surely the Code was not working. Both should have admitted their quandary, and risked forfeiting their jobs, instead of keeping their jobs and bonuses for 4 years and not telling the truth to me or to their bosses.

"(2) However, if you believe that the company's opposition to your  proposal contains materially  false or misleading
statements that may violate our anti-fraud rule, section 240.14a-9, you should promptly send to the Commission staff and the company a
letter explaining the reasons for your   view, along with a copy
of the company's statements opposing your  proposal. To the
extent  possible, your letter should include specific  factual information demonstrating the inaccuracy of  the company's
claims.  Time permitting, you may wish to try to work out your
differences with the   company by yourself before contacting the
Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i)	If our no-action response requires that you make revisions
to  your proposal or  supporting statement as a condition
to requiring  the company to include it in its proxy
materials, then the company  must provide you with a copy
of its opposition statements no  later  than 5 calendar
days after the company receives a copy of your  revised
proposal; or
(ii)	In all other cases, the company must provide you with a
copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under section 240.14a-6."

[Securities and Exchange Commission Rule 14a-8   Shareholder
proposals] http://ecfr.gpoaccess.gov/cgi/t/text/text-
idx?c=ecfr&sid=6cdfaad0270f56d99488287357545cfc&rgn=div8&view=tex
t&node=17 : 3.0.1.1.1.2.78.198&idno=17

  I asked these questions via email on Sat 3/27/2010 4:27 PM to Joe Sacca.







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